UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Zenvia Inc.

(Name of Issuer)

Class A Common Shares, par value $0.00005 per share

(Title of Class of Securities)

G9889V101

(CUSIP Number)

Twilio Inc.

101 Spear Street, First Floor

San Francisco, California 94105

Attn: General Counsel

Telephone: (415) 390-2337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9889V101

1.	Name of Reporting Persons. Twilio Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,846,153(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,846,153(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,846,153(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)(3)
14.	Type of Reporting Person (See Instructions) CO

(1)

Each Class A common share is entitled to one vote and each Class B common share is entitled to ten votes. Each Class B common share is convertible into one Class A common share immediately upon any transfer, subject to certain exemptions.

(2)

This percentage is calculated based upon 15,584,325 Class A common shares and 23,708,300 Class B common shares outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated July 21, 2021, with respect to such offering, filed with the Securities and Exchange Commission on July 23, 2021. If the outstanding number of shares included both the Class A common shares and Class B common shares, the percentage would be 9.8%.

(3)

The percentage reported does not reflect the ten for one voting power of the Class B common shares. The 3,846,153 Class A common shares held by the reporting person represent 1.5% of the aggregate combined voting power of the Class A common shares and Class B common shares as of July 21, 2021.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A common shares, par value $0.00005 per share (the “Class A Common Shares”), of Zenvia Inc. (the “Issuer”). The Issuer’s principal executive office is located at Avenida Paulista, 2300, 18th Floor, Suites 182 and 184, São Paulo, São Paulo, 01310-300, Brazil.

Item 2.	Identity and Background

This Schedule 13D is being filed by Twilio Inc., a Delaware corporation (“Twilio”). Twilio’s principal business office is located at 101 Spear Street, First Floor, San Francisco, California 94105.

Twilio is the leader in the Cloud Communications Platform category. Twilio enables developers to build, scale and operate real-time communications within their software applications via its simple-to-use Application Programming Interfaces (“API”). The power, flexibility, and reliability offered by Twilio’s software building blocks empowers companies of virtually every shape and size to build world-class engagement into their customer experience.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of Twilio which contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship.

During the last five years, neither Twilio nor, to the best of Twilio’s knowledge, any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of the funds used to purchase the Class A Common Shares reported herein by Twilio were available working capital of Twilio in the amount of $50,000,000. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.	Purpose of Transaction

The purpose of the acquisitions of the Class A Common Shares by the Reporting Persons described herein was to make an investment in the Issuer. Except as set forth below, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of it is subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above.

On July 29, 2021, Twilio purchased 3,846,153 Class A Common Shares from the Issuer for a purchase price of $13.00 per share pursuant to a Subscription Agreement dated July 8, 2021 (the “Subscription Agreement”) for an aggregate purchase price of $50,000,000.

All references to the Subscription Agreement described above are qualified in their entirety by the full text of such agreement, a copy of which is attached as Exhibit A hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

The responses of Twilio to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) Other than those Class A Common Shares that may be deemed to be beneficially owned by Twilio in connection with the Subscription Agreement, Twilio has not acquired and does not beneficially own any Class A Common Shares. This Schedule 13D shall not be construed as an admission by Twilio that Twilio is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any Class A Common Shares.

Except as set forth in this Item 5, neither Twilio nor, to the best of Twilio’s knowledge, any of the persons listed in Annex A beneficially owns any Class A Common Shares or has the right to acquire any Class A Common Shares.

(c) Except as set forth in this Item 5, neither Twilio nor, to the best of Twilio’s knowledge, any of the persons listed in Annex A has effected any transactions in Class A Common Shares during the past sixty (60) days.

(d) To the best of Twilio’s knowledge, no person (other than the Stockholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 3 and Item 4 are incorporated by reference in this Item 6 as if fully set forth herein.

Except as set forth in this Item 6, to the best of Twilio’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among Twilio or any of the persons listed in Annex A, or between such persons and any person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Class A Common Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The foregoing description of the terms of the Purchase Agreement is intended as a summary only and is qualified in its entirety by reference to the Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of Twilio’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.	Subscription Agreement dated as of July 8, 2021 between the Issuer and Twilio.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2021

TWILIO INC.

By:	/s/ Karyn Smith
Name:	Karyn Smith
Title:	General Counsel and Corporate Secretary

ANNEX A

Executive Officers and Directors of Twilio

The following sets forth the (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship of each of the executive officers and directors of Twilio. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 101 Spear Street, Suite 300, San Francisco, California 94105, (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to Twilio as described in Twilio’s response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) the persons listed below are citizens of the United States of America.

Name	Position
Executive Officers
Jeff Lawson	Co-Founder, Chief Executive Officer and Chairperson
Khozema Shipchandler	Chief Financial Officer
George Hu	Chief Operating Officer
Karyn Smith	General Counsel and Corporate Secretary
Directors
Richard Dalzell
Byron Deeter
Elena Donio
Donna Dubinsky
Jeff Epstein
Jeffrey Immelt
Deval Patrick
Erika Rottenberg

Exhibit Index

A.	Subscription Agreement dated as of July 8, 2021 between the Issuer and Twilio.

Exhibit A

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

by and between

ZENVIA INC.

and

TWILIO INC.

July 8, 2021

5.4 Cooperation	10

6. Conditions Precedent	10

6.1 Mutual Conditions of Closing	10

6.2 Conditions to the Obligation of the Purchaser to Consummate the Closing	10

6.3 Conditions to the Obligation of the Company to Consummate the Closing	11

7. Legends; Securities Act Compliance	11

8. Termination	11

8.1 Conditions of Termination	11

8.2 Effect of Termination	11

9. Miscellaneous Provisions	12

9.1 Survival	12

9.2 Interpretation	12

9.3 Notices	12

9.4 Disclosure	13

9.5 Severability	14

9.6 Governing Law; Jurisdiction; WAIVER OF JURY TRIAL	14

9.7 Delays or Omissions; Waiver	14

9.8 Specific Performance	15

9.9 Fees; Expenses	15

9.10 Assignment	15

9.11 No Third Party Beneficiaries	15

9.12 Counterparts	16

9.13 Entire Agreement; Amendments	16

9.14 No Personal Liability of Directors, Officers, Owners, Etc.	16

ii

Subscription Agreement

SUBSCRIPTION AGREEMENT (this “Agreement”), dated as of July 8, 2021, by and between Zenvia Inc., a Cayman Islands exempted company with limited liability (the “Company”), and Twilio Inc., a Delaware corporation (the “Purchaser”).

WHEREAS, the Company will file a Registration Statement on Form F-1 (File No. 333-255269) (the “Registration Statement”) (as supplemented or amended), including the prospectus therein, with the U.S. Securities and Exchange Commission (the “SEC”) registering the sale of shares of Class A common shares, par value US$0.00005 per share, of the Company (the “Common Shares”) and announcing the Company’s intention to complete a sale of Common Shares to the public, which sale is expected to be completed in July 2021 (the “Concurrent Public Offering”), pursuant to an underwriting agreement to be entered into by and among the Company and certain representatives of the underwriters (the “Underwriters”), in connection with the Company’s Concurrent Public Offering pursuant to the Registration Statement (the “Underwriting Agreement”);

WHEREAS, subject to the terms and conditions set forth herein, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, in a private transaction, the Subject Shares (as defined below);

WHEREAS, the Board (as defined below) has (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement providing for the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, upon the terms and conditions contained herein; and

WHEREAS, the Purchaser has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby in accordance with applicable Law (as defined below), upon the terms and conditions contained herein.

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

“Agreement” shall have the meaning set forth in the preamble.

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.2.

“Board” shall mean the board of directors of the Company.

“Business Day” shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or the State of São Paulo, Brazil or is a day on which banking institutions located in the State of New York or the State of São Paulo, Brazil are authorized or required by Law or other governmental action to close.

“Capital Stock” shall mean, with respect to any Person, any and all shares of stock, partnership interests or other equivalent interests (however designated, whether voting or non-voting) in such Person’s equity.

“Common Shares” shall have the meaning set forth in the recitals.

“Closing” shall have the meaning set forth in Section 2.2(a).

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“Company” shall have the meaning set forth in the preamble.

“Concurrent Public Offering” shall have the meaning set forth in the recitals.

“Consent” shall have the meaning set forth in Section 3.5.

“Control” (including the terms “controlling,” “controlled by” and “under common control with”) with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of Equity Securities, by contract or otherwise.

“Equity Securities” shall mean, with respect to any Person, (i) shares of Capital Stock of, or other equity or voting interest in, such Person, (ii) any securities convertible into or exchangeable for shares of Capital Stock of, or other equity or voting interest in, such Person, (iii) options, warrants, rights or other commitments or agreements to acquire from such Person, or that obligates such Person to issue, any Capital Stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of Capital Stock of, or other equity or voting interest in, such Person, and (iv) obligations of such Person to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any Capital Stock of, or other equity or voting interest (including any voting debt) in, such Person.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“Governmental Entity” shall mean any United States or non-United States federal, state or local government, or any agency, bureau, board, commission, department, tribunal or instrumentality thereof or any court, tribunal, or arbitral or judicial body, including NASDAQ.

“Lock-Up Expiration Date” has the meaning set forth in Section 5.2.

“Law” shall mean any applicable law, statute, code, ordinance, rule, regulation, or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law.

“NASDAQ” shall mean Nasdaq Capital Market (or its successor).

“Organizational Document” shall mean, as applicable, an entity’s agreement or certificate of limited partnership, limited liability company agreement, certificate of formation, certificate or articles of incorporation, bylaws or other similar organizational documents.

“Person” shall mean any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government, any agency or political subdivisions thereof or other “Person” as contemplated by Section 13(d) of the Exchange Act.

“Purchase Price” shall have the meaning set forth in Section 2.1.

“Purchaser” shall have the meaning set forth in the preamble.

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and such Person’s and each such Affiliate’s respective directors, officers, employees, managers, trustees, principals, stockholders, members, general or limited partners, agents and other representatives.

“Restricted Employee” means any director or executive officer, as such term is defined by Rule 405 of the Securities Act.

“Rule 144” shall mean Rule 144 promulgated under the Securities Act, as such rule may be amended from time to time.

“SEC” shall mean have the meaning set forth in the recitals.

“Securities Act” shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Subject Shares” shall mean a number of Common Shares equal to (i) the Purchase Price divided by (ii) the initial public offering price per share at which Common Share are sold to the public (before underwriting discount and expenses) in the Concurrent Public Offering, such number of shares rounded down to the nearest whole share. “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

2. Authorization, Purchase and Sale of the Securities.

2.1 Authorization, Purchase and Sale.

(a) Subject to and upon the terms and conditions of this Agreement, the Company will issue and sell to the Purchaser, and the Purchaser will purchase from the Company, at the Closing, the Subject Shares for an aggregate purchase price equal to US$50,000,000 (such amount, the “Purchase Price”).

2.2 Closing.

(a) The closing of the purchase and sale of the Subject Shares (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY 10017, on the date on which all of the conditions set forth in Section 6 have been satisfied or duly waived, or at such other place or such other date as mutually agreed to by the parties hereto (the date on which the Closing occurs, the “Closing Date”).

(b) At the Closing:

(i) the Company shall deliver to the Purchaser evidence that the Subject Shares have been issued in book-entry form; and

(ii) the Purchaser shall deliver, or cause to be delivered, to the Company the Purchase Price by wire transfer of immediately available funds to an account or accounts that the Company shall designate at least two (2) Business Days prior to the Closing Date.

3. Representations and Warranties of the Company. The Company hereby represents and warrants, as of the date hereof and as of the Closing Date, to the Purchaser as follows:

3.1 Organization and Power. The Company is duly organized and is validly existing and in good standing under the laws of the Cayman Islands and has all requisite corporate power and authority to carry on its business as now conducted.

3.2 Authorization. The Company has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and all action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and the due and proper authorization of the consummation by it of the transactions contemplated thereby has been duly and validly taken and, assuming due execution and delivery by the Purchaser, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). This Agreement has been duly authorized, executed and delivered by the Company.

3.3 No Conflict. The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated by this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, (ii) result in any violation of the provisions of the charter, articles of association or by-laws or similar constitutive or Organizational Documents of the Company or any of its Subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority.

3.4 The Subject Shares. The Subject Shares have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of the Subject Shares will not be subject to any preemptive or similar rights and will be free of restrictions on transfer and any other liens, restrictions or encumbrances, other than restrictions on transfer under applicable state and federal securities laws or as contemplated hereby. The Company hereby represents, warrants and covenants to the Purchaser that the Subject Shares will not represent more than 9.5% of the outstanding voting securities of the Company immediately following the Closing.

3.5 Consents. No consent, approval, authorization, order, registration or qualification of or with (any of the foregoing being a “Consent”), any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of this Agreement, the sale of the Subject Shares and the consummation of the transactions contemplated by this Agreement, except for such consents, approvals, authorizations, orders and registrations or qualifications as may have been obtained under the Securities Act and such as may be required under applicable state securities laws in connection with the issuance of Subject Shares.

3.6 Description of Share Capital. As of the Closing Date, the statements set forth in the Pricing Prospectus (as defined in the Underwriting Agreement) and the Prospectus (as defined in the Underwriting Agreement) under the caption “Description of Share Capital,” insofar as they purport to constitute a summary of the terms of the Company’s share capital are accurate and fair in all material respects.

3.7 SEC Documents. The Registration Statement (as supplemented or amended), including the preliminary prospectus, any amendment thereto, any free writing prospectus related to the Registration Statement and any final prospectus related thereto (the “SEC Documents”), as of its respective filing date, complied or will comply in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Document, and none of the SEC Documents contained or will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.8 Brokers or Finders. The Company has not engaged any brokers, finders or agents such that the Purchaser will incur, as a result of any action taken by the Company, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the sale of the Subject Shares contemplated by this Agreement.

3.9 Private Placement. Assuming the accuracy of the representations, warranties and covenants of the Purchaser set forth in Section 4 of this Agreement, no registration under the Securities Act is required for the offer and sale of the Subject Shares by the Company to the Purchaser under this Agreement, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would require such a registration.

4. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants, as of the date hereof and as of the Closing Date, to the Company as follows:

4.1 Organization. The Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.

4.2 Authorization. The Purchaser has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and all action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and the due and proper authorization of the consummation by it of the transactions contemplated thereby has been duly and validly taken and, assuming due execution and delivery by the Company, constitutes a valid and binding agreement of such Purchaser enforceable against such Purchase in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.3 No Conflict. The execution, delivery and performance of this Agreement by the Purchaser, the issuance of the Subject Shares in accordance with this Agreement, and the consummation of the other transactions contemplated hereby and thereby do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Purchaser or any of its Subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Purchaser or any of its Subsidiaries is a party or by which the Purchaser or any of its Subsidiaries is bound or to which any of the property or assets of the Purchaser or any of its Subsidiaries is subject, (ii) result in any violation of the provisions of the charter, articles of association or by-laws or similar constitutive or Organizational Documents of the Purchaser or any of its Subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority.

4.4 Consents. No Consent of any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Purchaser in connection with (i) the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby or (ii) the issuance of the Subject Shares in accordance with this Agreement, except for such consents, approvals, authorizations, orders and registrations or qualifications as may have been obtained under the Securities Act and such as may be required under applicable state securities laws in connection with the issuance of the Subject Shares.

4.5 Brokers. The Purchaser has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company could be required to pay.

4.6 Purchase Entirely for Own Account. The Purchaser is acquiring the Subject Shares for its own account solely for the purpose of investment, not as nominee or agent, and not with a view to, or for sale in connection with, any distribution of the Subject Shares in violation of the

Securities Act, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, in violation of the Securities Act. The Purchaser has no present agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Subject Shares.

4.7 Investor Status. The Purchaser certifies and represents to the Company that it is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

4.8 Information. The Purchaser and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Subject Shares that have been requested by it. The Purchaser and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by the Purchaser or its advisors, if any, or its representatives shall modify, amend or affect the Purchaser’s right to rely on the Company’s representations and warranties contained herein. The Purchaser understands that its investment in the Subject Shares involves a high degree of risk. The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Subject Shares.

4.9 Securities Not Registered.

(a) The Purchaser understands that none of the Subject Shares have been approved or disapproved by the SEC or by any state securities commission nor have the Subject Shares been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Subject Shares being acquired by the Purchaser are “restricted securities” under applicable federal securities laws and must continue to be held by the Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration. Such Purchaser agrees: (A) that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Subject Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Subject Shares under the Securities Act and all applicable state or local securities laws, or in a transaction that is exempt from the registration provisions of the Securities Act and all applicable state or local securities laws, (B) that any certificates representing the Subject Shares will bear a legend making reference to the foregoing restrictions and (C) that the Company shall not be required to give effect to any purported transfer of the Subject Shares except upon compliance with the foregoing restrictions.

(b) The Purchaser understands that the Subject Shares shall be subject to the restrictions contained herein.

(c) The Purchaser understands that the Subject Shares, and any securities issued in respect thereof or in exchange therefor, will bear the following legends:

(a) “THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM.

THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, INCLUDING RULE 144 OR REGULATION S UNDER THE SECURITIES ACT (IF AVAILABLE), (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY SUBSEQUENT PURCHASER OF THIS SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE” and

(b) “THE SECURITIES REPRESENTED HEREIN ARE SUBJECT TO A CONTRACTUAL LOCK-UP PERIOD AGREED BY THE COMPANY AND TWILIO INC. UNDER A SUBSCRIPTION AGREEMENT DATED AS OF JULY 8, 2021.”

4.10 Financing. The Purchaser has, or by the Closing will have, an amount of cash sufficient to enable it to consummate the transactions contemplated hereunder on the terms and conditions set forth in this Agreement.

4.11 No General Solicitation. Neither the Purchaser nor any of its officers, directors, employees, agents, stockholders, partners or Affiliates has been directly or indirectly solicited through any public advertising or general solicitation (including by means of the Registration Statement or prospectus contained therein) and did not learn of and become interested in the transaction contemplated in this Agreement by means of the Registration Statement or prospectus contained therein. The Purchaser hereby further confirms that it or an Affiliate of the Purchaser had a substantive pre-existing relationship with the Company prior to the commencement of any discussion in connection with the transaction contemplated in this Agreement.

4.12 Non-Reliance. Neither the Purchaser nor any of its Representatives has relied or is relying on any representation or warranty, express or implied, written or oral, made by the Company or any of its Representatives, except those representations and warranties expressly set forth in Section 3 or in any schedule or certificate delivered in connection herewith. Neither the Company nor any of its Representatives will have or be subject to any liability or indemnification obligation to the Purchaser or any other Person resulting from any other express or implied representation or warranty with respect to the Company, unless any such information is expressly included in a representation or warranty contained in Section 3 or in any schedule or certificate delivered in connection herewith.

5. Covenants.

5.1 Rule 144 Reporting. Subject to the limitations set in this Agreement, with a view to making available the benefits of certain rules and regulations of the SEC that may permit the sale of the Subject Shares to the public without registration, the Company agrees to use its reasonable best efforts to:

(a) make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act (or any similar provision then in effect), at all times from and after the Closing Date;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the Closing Date; and

(c) furnish (i) to the extent accurate, forthwith upon request, a written statement of the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act (or any similar provision then in effect) and (ii) unless otherwise available via the SEC’s EDGAR filing system, to the Purchaser forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as the Purchaser may reasonably request in availing itself of any rule or regulation of the SEC allowing the Purchaser to sell any such securities without registration.

5.2 Lock-Up. Until the date that is 180 days after the Closing Date (the “Lock-Up Expiration Date”), the Purchaser agrees that it shall not, without the Company’s written consent, (A) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale relating to, or otherwise transfer or dispose of, directly or indirectly, any of the Subject Shares, or publicly disclose the intention to make any offer, sale, pledge or disposition, or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clauses (A) and (B) is to be settled by delivery of shares of Common Shares, any other security, in cash or otherwise. Notwithstanding the above, to the extent that, as a result of the holding of the Subject Shares without any purchase of additional shares of the Company, the Purchaser becomes required prior to the Lock-Up Expiration Date to file any notice, petition, filing or request of any nature before an anti-trust or similar regulatory authority in any applicable jurisdiction (an “Anti-Trust Filing”) then the Purchaser shall be permitted to sell, transfer or dispose a number of Subject Shares sufficient to avoid the trigger of any such Anti-Trust Filing (the “Sale of Subject Shares”). The Purchaser agrees to provide the Company with a three (3) business days written notice prior to effecting any Sale of Subject Shares along with a detailed explanation as to the need of effecting a Sale of Subject Shares in order to avoid an Anti-Trust Filing. To the extent that Purchaser notifies the Company of a proposed Sale of Subject Shares at such time as Purchaser may have additional restrictions on the sale of its Subject Shares (other than pursuant to the lock-up provisions of this Section 5.2), the Company agrees to work in good faith with Purchaser to find means by which the Sale of Subject Shares may be sold, including if reasonable at such time, the registration of such Subject Shares for resale.

5.3 Non-Solicitation. During the period of one (1) year from the Closing Date, the Company and the Purchaser shall not, and shall cause its Subsidiaries not to, solicit, recruit for employment or hire any Restricted Employee; provided, however, that the foregoing shall not prohibit (i) a general solicitation to the public of general advertising or similar methods of solicitation by search firms not specifically directed at Restricted Employees or hiring any Restricted Employee who was solicited in accordance with this clause (i); (ii) the Company or the Purchaser or any of their Affiliates from soliciting, recruiting or hiring any Restricted Employee who has ceased to be employed by the Company or the Purchaser; or (iii) the Company or the Purchaser or any of their Affiliates from hiring any Restricted Employee who contacts the Company or the Purchaser or any of their Affiliates directly on his or her own initiative.

5.4 Cooperation. Following the Closing, each of the Company and the Purchaser shall use their respective reasonable best efforts to cooperate with one another in good faith to enter into a commercial agreement, within ninety (90) days of the Closing Date, that establishes complementary initiatives to strengthen their respective businesses.

6. Conditions Precedent.

6.1 Mutual Conditions of Closing. The obligations of the Company and the Purchaser to consummate the transactions to be consummated at the Closing is subject to the satisfaction, or mutual written waiver, of the following conditions precedent:

(a) There shall not be any Law or governmental order in effect that enjoins, prohibits or materially alters the terms of the transactions contemplated by this Agreement, and no action, suit, investigation or proceeding pending by a Governmental Entity of competent jurisdiction that seeks such a governmental order; and

(b) The issue and sale of the Subject Shares shall be exempt from the requirement to file a prospectus or registration statement and there shall be no requirement to deliver an offering memorandum under applicable securities Law relating to the sale of the Subject Shares.

6.2 Conditions to the Obligation of the Purchaser to Consummate the Closing. The obligation of the Purchaser to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Subject Shares pursuant to this Agreement, is subject to the satisfaction, or due waiver in writing by the Purchaser, of the following conditions precedent:

(a) the Company shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date;

(b) the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (other than those representations and warranties contained in Sections 3.6 and 3.7 which shall be true and correct in all material respects) as of the Closing Date (except in the case of representations and warranties that are made as of a specified date, which shall be true and correct in all respects as of such specified date); and

(c) the Company shall have consummated the Concurrent Public Offering resulting in gross proceeds to the Company of at least US$150,000,000.

6.3 Conditions to the Obligation of the Company to Consummate the Closing. The obligation of the Company to consummate the transactions to be consummated at the Closing, and to issue and sell to the Purchaser the Subject Shares pursuant to this Agreement, is subject to the satisfaction of the following conditions precedent:

(a) the Purchaser shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Dates; and

(b) the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties contained in Sections 4.1, 4.2 and 4.3. which shall be true and correct in all respects) as of the Closing Date (except in the case of representations and warranties that are made as of a specified date, which shall be true and correct in all respects as of such specified date).

7. Legends; Securities Act Compliance. The Subject Shares or the notice sent to any holder of the Subject Shares in book-entry form will bear a legend conspicuously thereon as provided in Section 4.9.

8. Termination.

8.1 Conditions of Termination. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated: (a) at any time before the Closing by either the Company, on the one hand, or the Purchaser, on the other hand, if any of the conditions to Closing to which such party is entitled to the benefit of shall have become permanently incapable of fulfillment and shall not have been waived in writing (to the extent permitted by applicable Law); (b) at any time after the date that is 60 days after the date of this Agreement by either the Company, on the one hand, or the Purchaser, on the other hand, if the Closing shall not have occurred on or before such date; (c) at any time upon the written consent of the Company and the Purchaser; or (d) upon the withdrawal by the Company of the Registration Statement provided, however, that the right to terminate this Agreement pursuant to the preceding clause (a) or clause (b) shall not be available to a party if the inability to satisfy any of the conditions to Closing was due primarily to the failure of such party to perform any of its obligations under this Agreement.

8.2 Effect of Termination. In the event of any termination pursuant to Section 8.1, this Agreement shall become null and void and have no further effect, with no liability on the part of the Company or the Purchaser, or their respective Affiliates or Representatives, with respect to this Agreement, except (a) for the terms of this Section 8.2 and Section 9, which shall survive the termination of this Agreement, and (b) that nothing in this Section 8.2 shall relieve any party hereto from liability or damages incurred or suffered by any other party resulting from any intentional (x) breach of any representation or warranty of such first party or (y) failure of such first party to perform a covenant thereof. As used in the foregoing sentence, “intentional” shall mean an act or omission by such party which such party actually knew, or reasonably should have known, would constitute a breach of this Agreement by such party.

9. Miscellaneous Provisions.

9.1 Survival. The representations and warranties set forth in Sections 3.1, 3.2, 3.3, 4.1, 4.2 and 4.3 shall survive the execution and delivery of this Agreement and the Closing indefinitely and the other representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period of 18 months following the Closing Date, regardless of any investigation made by or on behalf of the Company or the Purchaser. The covenants made in this Agreement shall survive the Closing indefinitely until fully performed in accordance with their terms and remain operative and in full force and effect in accordance with their terms regardless of acceptance of any of the Subject Shares and payment therefor and repayment, conversion or repurchase thereof.

9.2 Interpretation. The term “or” when used in this Agreement is not exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified. The headings in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, will be deemed to refer to the date set forth in the first paragraph of this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. All matters to be agreed to by any party hereto must be agreed to in writing by such party unless otherwise indicated herein. Except as otherwise specified herein, references to agreements, policies, standards, guidelines or instruments, or to statutes or regulations, are to such agreements, policies, standards, guidelines or instruments, or statutes or regulations, as amended or supplemented from time to time (or to successors thereto). All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.3 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery or (c) on the date of delivery if delivered personally or via e-mail, in each case to the intended recipient as set forth below:

(a) if to the Company, addressed as follows:

Zenvia Inc.

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300, Brazil

Attention:     Cassio Bobsin Piero Rosatelli

Email:           cassio@zenvia.com

              piero.rosatelli@zenvia.com

with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:         Grenfel S. Calheiros

Email:               GCalheiros@stblaw.com

(b) if to the Purchaser, to:

with copies (which shall not constitute notice) to:

Twilio Inc.

101 Spear Street, First Floor

San Francisco, CA 94105

Attention:         Bryan Warner

Email:               bwarner@twilio.com

with copies (which shall not constitute notice) to:

Cooley LLP

3 Embarcadero Center, 20th Floor

San Francisco, CA 94111

Attention:         David Peinsipp

Email:               dpeinsipp@cooley.com

Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section 9.3.

9.4 Disclosure; Publicity. The Company and the Purchaser agree that reference to the existence of this Agreement will be made in the Registration Statement, that a brief summary of its terms will be added therein and that its form may need to be filed as an exhibit to the Registration Statement. The Company will provide reasonable advance notice to Purchaser prior to making any disclosure of this Agreement or the terms hereof in the Registration Statement, and will provide Purchaser with reasonable opportunity to review and comment on such proposed disclosures. Other than the foregoing, the Company and the Purchaser shall not issue any press release or make any other public announcement, including any website posting or social media post, that includes the name or any logo or brand name of Purchaser or the Company, as the case may be, or discloses the reasons why Purchaser has made or proposes to make an investment in the Company.

9.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.6 Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a) This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof that would result in the application of any law other than the laws of the State of New York.

(b) Each party to this Agreement hereby irrevocably and unconditionally, with respect to any matter or dispute arising under, or in connection with, this Agreement and the transactions contemplated hereby (i) submits for itself and its property in any legal action or proceeding relating to this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, and any appellate courts thereof (and covenants not to commence any legal action or proceeding in any other venue or jurisdiction); (ii) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; (iii) agrees that service of process in any such action will be in accordance with the laws of the State of New York but that nothing herein shall affect the right to effect service of process in any other manner permitted by law; and (iv) waives any and all immunity (including sovereign immunity) from suit, execution, attachment or other legal process.

(c) EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY COURT PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF AND PERMITTED UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE.

9.7 Delays or Omissions; Waiver. No delay or omission to exercise any right, power, or remedy accruing to a party upon any breach or default of another party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement. Any agreement on the part of a party or parties hereto to any waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

9.8 Specific Performance. The parties hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that irreparable damages for which money damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled, at law or in equity; and the parties hereto further agree to waive any requirement for the securing or posting of any bond or other security in connection with the obtaining of any such injunctive or other equitable relief. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

9.9 Fees; Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring them, whether or not the transactions contemplated hereby and thereby are consummated.

9.10 Assignment. (i) The Purchaser may not assign its rights or obligations under this Agreement without the prior written consent of the Company and (ii) the Company may not assign its rights or obligations under this Agreement without the prior written consent of the Purchaser. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and permitted assigns. Any purported assignment other than in compliance with the terms hereof shall be void ab initio.

9.11 No Third Party Beneficiaries. This Agreement does not create any rights, claims or benefits inuring to any Person that is not a party hereto nor create or establish any third party beneficiary hereto. Without limiting the foregoing, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Counterparts. This Agreement may be executed and delivered (including by facsimile or electronic transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed an original, but all of which taken together shall constitute a single instrument. Counterparts of this Agreement, and any documents delivered pursuant hereto or in connection herewith, may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9.13 Entire Agreement; Amendments. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Exhibit hereto, constitute the entire agreement between the parties hereto respecting the subject matter hereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral. No modification, alteration or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Purchaser.

9.14 No Personal Liability of Directors, Officers, Owners, Etc. No director, officer, employee, incorporator, equityholder, managing member, member, general partner, limited partner, principal or other agent of the Purchaser or the Company shall have any liability for any obligations of the Purchaser or the Company, as applicable, under this Agreement or for any claim based on, in respect of, or by reason of, the respective obligations of the Purchaser or the Company, as applicable, under this Agreement. Each party hereby waives and releases all such liability. This waiver and release is a material inducement to each party’s entry into this Agreement.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly appointed officers as of the date first above written.

COMPANY:

ZENVIA INC.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer

PURCHASER:

TWILIO INC.

By:	/s/ Khozema Shipchandler
Name: Khozema Shipchandler
Title: Chief Financial Officer

[Signature Page to Subscription Agreement]